SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Intellipharmaceutics International Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

458173309
(CUSIP Number)

December 31, 2018
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458173309	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,563,001 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,563,001 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,563,001 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 458173309	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Empery Tax Efficient II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 244,678 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 244,678 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,678 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 458173309	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,046,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,046,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,046,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 458173309	13G/A	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 895 shares of Common Stock 2,046,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 895 shares of Common Stock 2,046,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 895 shares of Common Stock 2,046,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 458173309	13G/A	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,046,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,046,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,046,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 458173309	13G/A	Page 7 of 8 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on November 30, 2018 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of Common Stock, no par value (the "Common Shares"), of Intellipharmaceutics International Inc. (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 5,181,648 shares of Common Stock issued and outstanding as of October 12, 2018 as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on October 15, 2018 plus 2,775,648 shares of Common Stock issued on October 16, 2018 as represented in the Company's Current Report on Form 6-K filed on October 17, 2018, and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) subject to the Blockers (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Blockers"), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Warrants due to the Blockers.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Warrants (subject to the Blockers) held by the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Warrants (subject to the Blockers) held by the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 458173309	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 1, 2019

EMPERY ASSET MASTER, LTD.
By: EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By: _/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY TAX EFFICIENT II, LP
By: EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By: _/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By: _/s/ Ryan M. Lane___________________
Name: Ryan M. Lane
Title: Managing Member

_/s/ Ryan M. Lane______________________
Ryan M. Lane

_/s/ Martin D. Hoe______________________
Martin D. Hoe